CVRx, Inc.

9201 West Broadway Avenue, Suite 650

Minneapolis, MN 55445

June 25, 2021

VIA EDGAR TRANSMISSION

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ibolya Ignat Jeanne Baker Kasey Robinson Jeffrey Gabor

Re:	CVRx, Inc.
Registration Statement on Form S-1 (Registration No. 333-256800)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1, as amended (File No. 333-256800) (the “Registration Statement”), of CVRx, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on Tuesday, June 29, 2021, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Faegre Drinker Biddle & Reath LLP, by calling Ben A. Stacke at (612) 766-6836.

We understand that the staff of the Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Ben A. Stacke of Faegre Drinker Biddle & Reath LLP at the number set forth above.

Thank you for your assistance in this matter.

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Very truly yours,

CVRx, Inc.

By:	/s/ Nadim Yared
Name:	Nadim Yared
Title:	President and Chief Executive Officer

cc:	(via email) Jared Oasheim, Chief Financial Officer, CVRx, Inc.
Amy Seidel, Esq., Faegre Drinker Biddle & Reath LLP
Ben Stacke, Esq., Faegre Drinker Biddle & Reath LLP

[Signature page to CVRx, Inc. Acceleration Request]